Exhibit 4.1

CHIRON CORPORATION
SUPPLEMENTAL RETIREMENT PLAN

ARTICLE I

PURPOSE

This Plan serves as the successor to the Chiron Corporation Supplemental Executive Retirement Plan and is designed to restore to selected employees of Chiron Corporation and its affiliates certain benefits that cannot be provided under the Chiron Corporation 401(k) Plan and to provide such employees additional opportunities to defer compensation. It shall be effective for compensation earned or otherwise to be paid after December 31, 2004.

This Plan is intended to comply with the provisions of the American Jobs Creation Act of 2004 applicable to deferred compensation and shall be administered and operated in conformity with those provisions and applicable Treasury Regulations.

This Plan is intended to be a plan that is unfunded and that is maintained by Chiron Corporation primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees within the meaning of the Employee Retirement Income Security Act of 1974 (“ERISA”).

ARTICLE II

DEFINITIONS

In this Plan, the following terms have the meanings indicated below:

2.01                           “Account” means a bookkeeping entry used to record deferrals and contributions made on a Participant’s behalf under Article III and Article VII of the Plan and any earnings credited to these deferrals and contributions under Article IV or Article VII of the Plan.  To the extent it considers necessary or appropriate, the Committee or its delegate shall maintain a separate subaccount for each type of deferral or contribution under the Plan or shall otherwise provide a means for determining that portion of an account attributable to each type.

2.02                           “Affiliate” means an entity other than the Company whose employees participate in the 401(k) Plan.

2.03                           “Beneficiary” means the person or persons, natural or otherwise, entitled to receive a Participant’s vested Account if the Participant dies before distribution of his or her entire vested Account. A Participant’s Beneficiary shall, at any time, be the person or persons then designated, whether affirmatively or by default, as the Participant’s beneficiary under the 401(k) Plan. If the Participant no longer has a beneficiary under the 401(k) plan, the Participant may designate one or more primary Beneficiaries and one or more secondary Beneficiaries for purposes of this Plan. Any such designation will be made in writing pursuant to such procedures as the Committee may establish and delivered to the Committee before the Participant’s death. The Participant may revoke or change this designation at any time before his or her death by following such procedures as the Committee may establish. If there is no effective Beneficiary designation on file when such a Participant dies, the Participant’s vested Account will be distributed to the Participant’s spouse if surviving at the Participant’s death, or if there is no such spouse, the Participant’s estate.

2.04                           “Bonus” means an Eligible Employee’s bonus paid under the Annual Incentive Plan.

2.05                           “Chiron 401(k) Plan” means the Chiron Corporation 401(k) Plan, as amended from time to time.

2.06                           “Code” means the Internal Revenue Code of 1986, as amended.

2.07                           “Committee” means the committee established pursuant to Article XIV of the Chiron 401 (k) Plan, as constituted from time to time.  The Committee has full discretionary authority to administer and interpret the Plan, to determine eligibility for Plan benefits, to select employees for Plan participation, and to correct errors. The Committee may delegate its duties and responsibilities and, unless the Committee expressly provides to the contrary, any such delegation will carry with it the Committee’s full discretionary authority to accomplish the delegation. Decisions of the Committee and its delegate will be final and binding on all persons.

2.08                           “Company” means Chiron Corporation.

2.09                           “Compensation” means compensation as established pursuant to Article II of the Chiron 401 (k) Plan, as constituted from time to time.

2.10                           “Eligible Employee” means an employee of the Company or of an Affiliate at salary grade positions of 45 and higher (including executive salary grades) who has been selected by the Committee for Plan participation.  An individual will automatically cease to be an Eligible Employee on the earliest of (i) the end of the pay period corresponding to the last payday of the month in which the individual ceases to be an employee of the Company or an Affiliate at salary grade position of 45 or higher, (ii) the date of the individual’s cessation of employment, (iii) the date specified by the Committee for such cessation, or (iv) the date the Plan is terminated.

2.11                           “Matching Contribution” means a matching contribution pursuant to Section 5.02 of the Chiron 401(k) Plan that was in effect prior to January 1, 2005.

2.12                           “Participant” means a current or former Eligible Employee who retains an Account.

2.13                           “Plan” means this Chiron Corporation Supplemental Retirement Plan, as amended from time to time.

2.14                           “Plan Year” means the plan year defined in the Chiron 401 (k) Plan.

2.15                           “Plan Year Account” means, for each Plan Year, that portion of an Eligible Employee’s Account that is attributable to (i) Compensation that would have been paid in such Plan Year had payment not been deferred under this Plan and (ii) earnings credited thereto pursuant to Article IV.

2.16                           “Salary Deferral” means a salary deferral pursuant to Section 5.01 of the Chiron 401(k) Plan.

2.17                           “Separation from Service” means separation from service with the Company and all Affiliates within the meaning of Code Section 409A and the regulations thereunder.

2.18                           “Special Deferred Compensation Arrangement” means any written deferred compensation arrangement entered into between and signed by an Eligible Employee and the Company, or an Affiliate thereof, which is approved by the Committee or its delegate pursuant to Section 7.01 hereof.

ARTICLE III

DEFERRALS AND CONTRIBUTIONS

3.01                           Salary and Bonus Deferrals.

(a)                                  Elections. In order to be eligible for salary and bonus deferrals for a Plan Year, an Eligible Employee must make an election to make deferrals for such Plan Year. Such election generally must be made before the calendar year in which the Compensation is earned, in accordance with such procedures as the Committee shall specify. However, if an individual first becomes an Eligible Employee during a Plan Year, an Eligible Employee may elect, within 30 days after he or she is first notified that he or she is eligible to participate in the Plan, to defer Compensation for services performed during that Plan Year and after the election. Elections will remain in effect for one Plan Year or, if the Committee so permits, all subsequent Plan Years during which the individual remains an Eligible Employee.  In addition, the Committee may authorize a separate election with respect to one or more specific types of Compensation.

(b)                                 No Changes.  An Eligible Employee’s deferral election, once filed, may not be revoked, modified or changed except to the extent permitted under Code Section 409A and the regulations thereunder.

(c)                                  Late Election.  If an Eligible Employee does not make a timely election for a Plan Year, no salary or bonus deferral will be made under the Plan on behalf of that Eligible Employee with regard to that election for that Plan Year.

(d)                                 Salary Deferrals.  The amount of an Eligible Employee’s salary deferral will be equal to the portion of the Compensation (other than his or her Bonus) otherwise elected by such Eligible Employee to be contributed to the Chiron 401(k) Plan which could not be so contributed due to the limitations of Code Sections 401(a)(17), 402(g)(1) and/or 415.  Catch-up contributions by Eligible Employees who have attained age 50 will be made to the Chiron 401(k) Plan, instead of the Plan.

(e)                                  Bonus Deferrals. The amount of an Eligible Employee’s bonus deferral for any Plan Year may be any whole percentage of his or her Bonus paid in such year.  However, in no event may the Bonus deferred under the Plan, when added to any Bonus contributed to the Chiron 401(k) Plan as Salary Deferral, exceed one hundred percent (100%) of such Bonus.

(f)                                    Crediting. Salary deferrals will be credited to Eligible Employees’ Accounts as of the date that the Salary Deferrals to which the salary deferrals under the Plan relate would otherwise have been credited to the Chiron 401 (k) Plan.  Bonus deferrals will be credited to Eligible Employee’s Accounts as of the date the Bonus would otherwise have been paid.

3.02                           Matching Contributions.

(a)                                  Amount.  The amount of an Eligible Employee’s matching contribution for a Plan Year will be equal to the amount by which that Eligible Employee’s Matching Contribution for that Plan Year was reduced due to the reduction of such Eligible Employee’s Salary Deferral or Matching Contributions as a result of the Code Sections 401(a)(17), 402(g)(1) and/or 415; provided that matching contributions attributable to Salary Deferral reductions under the Chiron 401(k) Plan shall not be made unless salary and bonus deferrals equal to such reductions are made hereunder.

(b)                                 Crediting. Matching Contributions will be credited to Eligible Employees’ Accounts as of the date that the Matching Contributions to which the matching contributions relate would otherwise have been credited to the Chiron 401 (k) Plan.

ARTICLE IV

EARNINGS

Amounts credited to a Participant’s Account under the Plan shall be credited with earnings and losses, at periodic intervals determined by the Committee, at a rate equal to the actual rate of return for such period of the investment vehicle designated by the Committee or, to the extent permitted by the Committee, the investment fund or funds or index or indices or vehicle or vehicles selected by that Participant from a range of investment vehicles authorized by the Committee.  A Participant may change his or her investment selections or reallocate Account balances among the available investment alternatives with such frequency (and in such manner) as determined by the Committee.  The Committee shall have the right to limit excessive trading by any Participant.  The rate of return on investment vehicles shall be tracked solely for the purpose of computing the amount of benefits payable from the Participant’s Account under the Plan.  The Company shall not be obligated to make any actual investment.

ARTICLE V
VESTING

Participants will be 100% vested in that portion of their Accounts attributable to salary and bonus deferrals and matching contributions. That portion of a Participant’s Account attributable to amounts deferred under a Special Deferred Compensation Arrangement shall vest in accordance with the terms of that arrangement.

ARTICLE VI
DISTRIBUTIONS

6.01                           Distribution Elections

(a)                                  Annual Elections.  Each Eligible Employee must elect the time and manner of distribution of each of his or her Plan Year Accounts (or Plan Year subaccounts for each type of deferral, to the extent the Committee deems appropriate).  Any such election made by an Eligible Employee with respect to a Plan Year Account must be made at the time the Eligible Employee files his or her deferral election with respect to one or more items of Compensation to be earned in such Plan Year.  If the Committee so determines, an election may apply to all subsequent Plan Years, until revoked in writing before the first Plan Year for which it is intended to be revoked.

(b)                                 Timing.  Subject to Section 6.02 (relating to distributions following death), Section 6.03 (relating to hardship withdrawals) and Article VII (relating to certain distributions of Special Deferred Compensation Arrangements), a Participant may elect to have his or her Plan Year Account, to the extent vested, distributed as soon as administratively practicable following the earlier of

(i) the Participant’s Separation from Service or, if the Participant so elects, twelve (12) months following the Participant’s Separation from Service or

(ii) a date specified by the Participant in his or her election (the “Specified Payment Date”) provided such date is at least two (2) years after the beginning of the Plan Year for that Account.  Although a Participant may elect a separate Specified Payment Date for each Plan Year Account, the Committee may specify a limit on the total number of different Specified Payment Dates that a Participant may elect with respect to all Plan Year Accounts.

(c)                                  Form.  The vested portion of the Plan Year Account to be distributed in connection with the Participant’s Separation from Service pursuant to Section 6.01(b)(i) above will be distributed, based on the Participant’s election, in one of the following forms: (i) a lump sum or (ii) a series of annual installments, not in excess of ten (10).  The amount of each installment will be the remaining balance of the Participant’s vested Plan Year Account divided by the number of installments remaining (including the installment to be made).  The vested portion of the Plan Year Account to be distributed on a Specified Payment Date pursuant to Section 6.01(b)(ii) above will be distributed in a lump sum.

(d)                                 Subsequent Election.  A Participant may change the distribution election in effect for a Plan Year Account by submitting that change to the Committee or its delegate in writing. However, the subsequent election shall have no force or effect and shall not become effective until the expiration of the twelve (12)-month period measured from the filing date of such election.  In addition, such election shall be valid only if (i) such election defers any distribution to be made for at least five (5) years after the date that distribution would have otherwise been made or commenced in the absence of such subsequent election and, in the case of any election eliminating or changing a Specified Payment Date with respect to a Plan Year Account, (ii) such election is made at least twelve (12) months before the Specified Payment Date.  In no event may any change to the distribution election in effect for the Plan Year Account result in any acceleration of the distribution of that Account.

(e)                                  Default.  Subject to Article VII (relating to certain distributions of Special Deferred Compensation Arrangements), if upon a Participant’s Separation from Service, the Committee does not have a proper distribution election on file for that Participant, the vested portion of that Participant’s Account will be distributed to the Participant in one lump sum as soon as administratively practicable after the Participant’s Separation from Service.

6.02                           Death.  Subject to Article VII (relating to certain distributions of Special Deferred Compensation Arrangements), if a Participant dies with a vested amount in his or her Account, whether or not the Participant was receiving payouts from that Account at the time of his or her death, the Participant’s Beneficiary will receive the entire vested amount in the Participant’s Account in a lump sum as soon as administratively practicable after the Committee learns of the Participant’s death and has verified the Beneficiary’s right to payment.

6.03                           Hardship Withdrawal.  If a Participant has a severe financial hardship resulting from an illness or accident of the Participant, his or her spouse or his or her dependent (as determined pursuant to Section 152(a) of the Code), loss of the Participant’s property due to casualty or other similar extraordinary and unforeseen circumstances beyond the Participant’s control and has no other resources available, whether through reimbursement or compensation (by insurance or otherwise) or liquidation of existing assets without such liquidation itself causing a severe financial hardship, the Participant may request a hardship withdrawal. The total hardship withdrawal must be approved by the Committee, and shall be limited to the amount necessary to meet the financial need after taking into account the extent to which the hardship is or may be relieved and to satisfy the Participant’s tax liability with respect to such withdrawal, and in no event may such amount exceed that portion of the Participant’s Account attributable to salary deferrals and matching contributions.

6.04                           Withholding.  The Company will deduct from Plan payouts, or from other compensation payable to a Participant or Beneficiary, amounts required by law to be withheld for taxes with respect to benefits under this Plan.  The Company reserves the right to reduce any salary or bonus deferral or contribution that would otherwise be made under this Plan on behalf of a Participant to satisfy the Participant’s tax withholding liabilities.

6.05                           Deferred Commencement for Key Employee.  Notwithstanding any provision to the contrary in this Article VI or any other article of this Plan, no distribution in connection with the Separation from Service by a Participant who is at the time a “key employee” within the meaning of that term under Code Section 416(i) shall be made or otherwise commence prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of such Separation from Service or (ii) the date of the Participant’s death.

ARTICLE VII

SPECIAL DEFERRED COMPENSATION ARRANGEMENTS

7.01                           General.  If an Eligible Employee enters into a separate written arrangement with the Company or an Affiliate, signed by both parties, for the payment of nonqualified deferred compensation or the Company authorizes the deferral of additional types of compensation arrangements (including but not limited to severance payments, special bonuses, bonuses or other compensation earned with a predecessor company, etc.) pursuant to a separate written arrangement signed by the Eligible Employee and the Company or an Affiliate (each a “Special Deferred Compensation Arrangement”), payment of such compensation shall be made through this Plan, unless expressly specified otherwise under such arrangement.

7.02                           Defined Contribution Arrangements.  If the Special Deferred Compensation Arrangement is in the nature of a defined contribution arrangement, the deferred amount will be credited to the Eligible Employee’s Account when such amounts would otherwise have been paid or when specified under the arrangement.  Amounts so credited to the Eligible Employee’s Account will be credited with earnings and, to the extent vested under the arrangement, shall become distributed in accordance with the terms of the Plan, except to the extent specified under the arrangement.

7.03                           Defined Benefit Arrangements.  If a Special Deferred Compensation Arrangement is in the nature of a defined benefit arrangement, the benefit shall be payable hereunder, at the time and in the form specified in the arrangement.

7.04                           Limitation.  All such special deferred compensation arrangements under this Article VII shall be structured and administered in compliance with the applicable requirements of Code Section 409A and the Regulations thereunder.

ARTICLE VIII
MISCELLANEOUS

8.01                           Limitation of Rights.  Participation in this Plan does not give any individual the right to be retained in the service of the Company or of any related entity.

8.02                           Additional Restrictions.  If the Committee determines that additional restrictions or limitations must be placed on the investment vehicles utilized for measuring the return on the amounts credited to Participant Accounts, the right of Participants to make investment elections with respect to their Accounts, their ability to make or change distribution elections, their ability to  defer distributions, the commencement date for the distribution of their benefits and the method of such distribution or their rights or status as creditors under the Plan in order to avoid current income taxation of amounts deferred under the Plan, the Committee may, in its sole discretion, amend the Plan to impose such restrictions or limitations, cease deferrals under the Plan and/or defer distribution dates under the Plan.

8.03                           Satisfaction of Claims.  Payments to a Participant, the Participant’s legal representative, or Beneficiary in accordance with the terms of this Plan will, to the extent thereof, be in full satisfaction of all claims that person may have hereunder against the Committee, the Company, and all Affiliates, any of which may require, as a condition to payment, that the recipient execute a receipt and release in a form determined by the Committee, the Company, or an Affiliate.

8.04                           Indemnification.  The Company and the Affiliates will indemnify and hold harmless the Directors, the members of the Committee, and employees of the Company and the Affiliates who may be deemed fiduciaries of the Plan, from and against any and all liabilities, claims, costs and expenses, including attorneys’ fees, arising out of an alleged breach in the performance of their fiduciary duties under the Plan, other than such liabilities, claims, costs and expenses as may result from the gross negligence or willful misconduct of such persons. The Company and the Affiliates shall have the right, but not the obligation, to conduct the defense of such persons in any proceeding to which this Section applies.

8.05                           Assignment.  To the fullest extent permitted by law, benefits under the Plan and rights thereto are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of a Participant or a Beneficiary.

8.06                           Inability to Locate Recipient.  If a benefit under the Plan remains unpaid for two years from the date it becomes payable solely by reason of the inability of the Committee to locate the Participant or Beneficiary entitled to the payment, the benefit shall be treated as forfeited. Any amount forfeited in this manner shall be restored without interest upon presentation of an authenticated written claim by the person entitled to the benefit.

8.07                           Amendment and Termination.  The Company’s Board of Directors may, at any time, amend or terminate the Plan. In addition, the Committee may amend the Plan (other than this Section 8.07), provided that no such amendment may cause any substantial increase in cost to the Company or to any Affiliate. Any amendment must be made in writing; no oral amendment will be effective.  Except to the limited extent provided in Section 8.02, no amendment may, without the consent of an affected Participant (or, if the Participant is deceased, the Participant’s Beneficiary), adversely affect the Participant’s or the Beneficiary’s rights and obligations under the Plan with respect to amounts already credited to a Participant’s Account.

8.08                           Applicable Law.  To the extent not governed by Federal law, the Plan is governed by the laws of the State of California. If any provision of the Plan is held to be invalid or unenforceable, the remaining provisions of the Plan will continue to be fully effective.

8.09                           No Funding.  The Plan constitutes a mere promise by the Company and the Affiliates to make payments in the future in accordance with the terms of the Plan. Except to the extent provided below in Section 8.10, Participants and Beneficiaries have the status of general unsecured creditors of the Company and the Affiliates and Plan benefits will be paid from the general assets of the Company and the Affiliates and nothing in the Plan will be construed to give any Participant or any other person rights to any specific assets of the Company or the Affiliates. In all events, it is the intention of the Company, all Affiliates and all Participants that the Plan be treated as unfunded for tax purposes and for purposes of Title I of ERISA.

8.10                           Trust.  Except to the extent the Committee deems otherwise before a benefit is credited under the Plan, Plan benefits shall be paid from the assets of a grantor trust (the “Trust”) established by the Company to assist it in meeting its obligations and, to the extent that such assets are not sufficient, by the Company. The Trust shall conform to the terms of the Internal Revenue Service Model Trust as described in Internal Revenue Service Revenue Procedure 92-64.

IN WITNESS WHEREOF, Chiron Corporation has caused this Plan, effective January 1, 2005, to be executed by its duly authorized representative on the date indicated below.

Signature	Date

Name:
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